TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Quarter Ended December 31,		Three Months Ended March 31,
	2015	2014	2016	2015
Operating revenues, net	$109,798	$42,820	$153,917	$70,515
Operating costs and expenses:
Cost of operations	19,460	4,516	30,196	16,820
Cost of operations - affiliate	5,217	4,032	6,846	3,643
General and administrative expenses	8,982	17,217	17,183	9,939
General and administrative expenses - affiliate	14,258	10,361	5,437	6,027
Acquisition and related costs	19,546	7,640	2,743	13,722
Acquisition and related costs - affiliate	5,969	2,223	—	436
Formation and offering related fees and expenses	—	171	—	—
Formation and offering related fees and expenses - affiliate	—	1,870	—	—
Depreciation, accretion and amortization expense	50,461	19,648	59,007	31,891
Total operating costs and expenses	123,893	67,678	121,412	82,478
Operating income (loss)	(14,095)	(24,858)	32,505	(11,963)
Other expenses:
Interest expense, net	54,032	31,639	68,994	36,855
Loss on extinguishment of debt, net	7,504	—	—	20,038
(Gain) loss on foreign currency exchange, net	10,799	7,093	(4,493)	14,369
Other expenses, net	570	(144)	567	480
Total other expenses, net	72,905	38,588	65,068	71,742
Loss before income tax expense (benefit)	(87,000)	(63,446)	(32,563)	(83,705)
Income tax expense (benefit)	(13,734)	(620)	97	(45)
Net loss	(73,266)	(62,826)	(32,660)	(83,660)
Less: Pre-acquisition net loss of renewable energy facilities acquired from SunEdison	(6,284)	(439)	—	—
Less: Predecessor loss prior to the IPO on July 23, 2014	—	—	—	—
Net loss excluding pre-acquisition net loss of renewable energy facilities acquired from SunEdison	(66,982)	(62,387)	(32,660)	(83,660)
Less: Net income (loss) attributable to redeemable non-controlling interests	(64)	—	2,545	(169)
Less: Net loss attributable to non-controlling interests	(56,344)	(40,784)	(35,569)	(55,375)
Net loss attributable to Class A common stockholders	$(10,574)	$(21,603)	$364	$(28,116)

Weighted average number of shares:
Class A common stock - Basic and diluted	79,937	31,505	87,833	49,694
Loss per share:
Class A common stock - Basic and diluted	$(0.13)	$(0.69)	$(0.01)	$(0.57)

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

Assets	March 31, 2016	December 31, 2015
Current assets:
Cash and cash equivalents	$603,461	$626,595
Restricted cash	117,366	152,586
Accounts receivable	111,312	103,811
Due from SunEdison, net	—	—
Prepaid expenses and other current assets	59,221	53,769
Total current assets	891,360	936,761
Renewable energy facilities, net	5,208,372	5,834,234
Intangible assets, net	1,237,190	1,246,164
Goodwill	55,874	55,874
Deferred financing costs, net	9,595	10,181
Deferred income taxes	—	—
Other assets	104,162	120,343
Total assets	$7,506,553	$8,217,409
LIABILITIES, NON-CONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and financing lease obligations	$1,575,383	$2,037,919
Accounts payable, accrued expenses and other current liabilities	165,257	153,046
Deferred revenue	18,081	15,460
Due to SunEdison, net	28,695	26,598
Total current liabilities	1,787,416	2,233,023
Long-term debt and financing lease obligations, less current portion	2,531,470	2,524,730
Deferred revenue less current portion	64,913	70,492
Deferred income taxes	26,692	26,630
Asset retirement obligations	177,199	215,146
Other long-term liabilities	29,921	31,408
Total liabilities	4,617,611	5,101,429
Redeemable non-controlling interests	177,744	175,711
Stockholders' equity:
Class A common stock	909	784
Class B common stock	482	604
Class B1 common stock	—	—
Additional paid-in capital	1,459,923	1,267,484
Accumulated deficit	(105,074)	(104,593)
Accumulated other comprehensive income (loss)	6,186	22,900
Treasury stock	(2,620)	(2,436)
Total TerraForm Power, Inc. stockholders' equity	1,359,806	1,184,743
Non-controlling interests	1,548,567	1,755,526
Total non-controlling interests and stockholders' equity	2,908,373	2,940,269
Total liabilities, non-controlling interests and stockholders' equity	$7,703,728	$8,217,409

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(33,505)	$(83,660)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	1,023	5,144
Depreciation, accretion and amortization expense	59,007	31,891
Amortization of favorable and unfavorable rate revenue contracts, net	10,503	(336)
Amortization of deferred financing costs and debt discounts	8,754	7,709
Recognition of deferred revenue	(2,322)	(73)
Loss on extinguishment of debt, net	—	20,038
Unrealized (gain) loss on derivatives, net	(352)	4,302
Unrealized (gain) loss on foreign currency exchange, net	(3,166)	14,369
Deferred taxes	62	—
Other, net	552	551
Changes in assets and liabilities:
Accounts receivable	(14,495)	(20,985)
Prepaid expenses and other current assets	(2,552)	4,420
Accounts payable, accrued expenses and other current liabilities	7,366	417
Deferred revenue	(636)	6,658
Due to SunEdison, net	—	(390)
Other, net	4,190	—
Net cash provided by (used in) operating activities	34,429	(9,945)
Cash flows from investing activities:
Cash paid to third parties for renewable energy facility construction	(31,711)	(182,365)
Other investments	—	(10,000)
Acquisitions of renewable energy facilities from third parties, net of cash acquired	(4,064)	(997,968)
Due to SunEdison, net	—	(15,079)
Change in restricted cash	5,638	(2,050)
Net cash used in investing activities	$(30,137)	$(1,207,462)

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(CONTINUED)

	Three Months Ended March 31,
	2016	2015
Cash flows from financing activities:
Proceeds from issuance of Class A common stock	$—	$342,192
Change in restricted cash for principal debt service	—	—
Proceeds from Senior Notes due 2023	[ ]	—
Proceeds from Senior Notes due 2025	[ ]	—
Proceeds from term loan	—	—
Repayment of term loan	—	(573,500)
Proceeds from bridge loan	—	—
Repayment of bridge loan	—	—
Proceeds from Revolver	—	—
Repayment of Revolver	—	—
Borrowings of non-recourse long-term debt	—	336,438
Principal payments on non-recourse long-term debt	(29,712)	(15,894)
Due to SunEdison, net	(11,614)	93,516
Contributions from non-controlling interests	15,612	10,497
Distributions to non-controlling interests	(6,172)	(12,884)
Repurchase of non-controlling interest	—	(54,694)
Distributions to SunEdison	—	(16,659)
Net SunEdison investment	29,747	53,020
Payment of dividends	—	(15,125)
Debt prepayment premium	—	(6,429)
Debt financing fees	(4,500)	(30,667)
Net cash (used in) provided by financing activities	(6,639)	109,811
Net decrease in cash and cash equivalents	(1,502)	(314,548)
Effect of exchange rate changes on cash and cash equivalents	65	(583)
Cash and cash equivalents at beginning of period	626,595	468,554
Cash and cash equivalents at end of period	$625,158	$153,423

Appendix Table A-1: Reg. G: TerraForm Power, Inc. Reconciliation of Net Income (Loss) to Adjusted EBITDA

Adjusted EBITDA

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities. In addition, Adjusted EBITDA is used by our management for internal planning purposes, including for certain aspects of our consolidated operating budget.

We define Adjusted EBITDA as net income plus interest expense, net; income taxes; depreciation, accretion and amortization expense; stock-based compensation expense; and certain other non-cash charges, unusual or non-recurring items and other items that we believe are not representative of our core business or future operating performance. Our definitions and calculations of these items may not necessarily be the same as those used by other companies. Adjusted EBITDA is not a measure of liquidity or profitability and should not be considered as an alternative to net income, operating income, net cash provided by operating activities or any other measure determined in accordance with U.S. GAAP.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Quarter Ended December 31,		Three Months Ended March 31,
(In thousands)	2015	2014	2016	2015
Net loss	$(73,266)	$(62,826)	$(33,505)	$(83,660)
Interest expense, net (a)	54,032	31,639	68,994	36,855
Income tax benefit	(13,734)	(620)	97	(45)
Depreciation, accretion and amortization expense (b)	52,564	20,280	69,510	31,555
General and administrative expenses - affiliate (c)	12,782	10,361	[ ]	6,027
Stock-based compensation expense	2,104	4,220	1,023	5,144
Acquisition and related costs, including affiliate (d)	25,515	9,863	2,743	14,158
Formation and offering related fees and expenses, including affiliate (e)	—	2,041	—	—
Unrealized loss on derivatives, net (f)	2,268	—	(352)	4,302
Loss (gain) on extinguishment of debt, net (g)	7,504	—	—	20,038
Non-recurring facility-level non-controlling interest member transaction fees (h)	1,305	11,828	[ ]	2,753
Loss (gain) on foreign currency exchange, net (i)	10,799	7,093	(4,493)	14,369
Other non-cash operating revenues (j)	(5,048)	(321)	[ ]	—
Other non-operating expenses	1,407	695	[ ]	823
Adjusted EBITDA	$78,232	$34,253	$104,017	$52,319
—————

(a)
In connection with the Amended Interest Payment Agreement between us and SunEdison, SunEdison will pay a portion of each scheduled interest payment on the Senior Notes due 2023, beginning with the first scheduled interest payment on August 1, 2015 and continuing through the scheduled interest payment on August 1, 2017, up to a maximum aggregate amount of $48.0 million, taking into account amounts paid under the original Interest Payment Agreement since the completion of our IPO. We received an equity contribution of $4.0 million and $5.4 million from SunEdison pursuant to the original Interest Payment Agreement for the three months ended March 31, 2016 and 2015, respectively. We received an equity contribution from SunEdison pursuant to the Amended Interest Payment Agreement during the three months ended March 31, 2016 of $6.6 million.

(b)
Includes a $2.1 million and a $10.5 million reduction within operating revenues, net due to net amortization of favorable and unfavorable revenue contracts for the quarter and year ended December 31, 2015, respectively, and a $0.6 million and a $0.3 million reduction for the quarter and year ended December 31, 2014, respectively.

(c)
Represents the non-cash allocation of SunEdison's corporate overhead. In conjunction with the closing of the IPO on July 23, 2014, we entered into the MSA with SunEdison, pursuant to which SunEdison provides or arranges for other service providers to provide management and administrative services to us. Cash consideration paid to SunEdison for these services for the quarter and three months ended March 31, 2016 totaled $1.0 million and $1.8 million, respectively. There was seven hundred thousand cash consideration paid to SunEdison for these services for the period from July 24, 2014 through March 31, 2015. The cash fees payable to SunEdison will be capped at $7.0 million in 2016 and $9.0 million in 2017. The amount of general and administrative expenses in excess of the fees paid to SunEdison in each year will be treated as an addback in the reconciliation of net income (loss) to Adjusted EBITDA.

(d)	Represents transaction related costs, including affiliate acquisition costs, associated with the acquisitions completed during the quarters and three months ended March 31, 2016 and 2015.

(e)	Represents non-recurring professional fees for legal, tax and accounting services incurred in connection with the IPO.

(f)	Represents the change in the fair value of commodity contracts not designated as hedges.

(g)
We recognized a loss on extinguishment of debt of $7.5 million for the quarter ended December 31, 2015 due to the refinancing of project-level indebtedness of our U.K. portfolio. We recognized a net loss on extinguishment of debt of $0.0 million for the three months ended March 31, 2016, driven by the following: i) the termination of the Term Loan and related interest rate swap, ii) the exchange of the previous revolver to the Revolver, iii) prepayment of premium paid in conjunction with the payoff of First Wind indebtedness at the acquisition date, and iv) the refinancing of project-level indebtedness of our U.K. portfolio. These losses were partially offset by a gain resulting from the termination of financing lease obligations upon acquisition of the Duke Energy operating facility. Net gain on extinguishment of debt was $20.0 million for the three months ended March 31, 2015 due primarily to the termination of financing lease obligations upon acquiring the lessor interest in the SunE Solar Fund X portfolio of solar generation facilities and defeasance of debt obligations related to certain renewable energy facilities in the U.S. Projects 2009-2013 portfolio.

(h)	Represents non-recurring plant-level professional fees attributable to tax equity transactions entered into during the quarters and three months ended March 31, 2016 and 2015.

(i)
We incurred a net loss on foreign currency exchange of $10.8 million and $(4.5) million for the quarter and year ended December 31, 2015, respectively, due primarily to unrealized losses on the remeasurement of intercompany loans which are denominated in British pounds. Net loss on foreign currency exchange was $7.1 million and $14.4 million for the quarter and year ended December 31, 2014, respectively, due primarily to unrealized losses on the remeasurement of intercompany loans which are denominated in British pounds. During the three months ended March 31, 2015, we also realized a $2.8 million loss on the payment of outstanding Chilean peso denominated payables related to the construction of the CAP solar generation facility in Chile, which were paid subsequent to the facility achieving commercial operations in March 2014.

(j)	Primarily represents deferred revenue recognized for the quarter and three months ended March 31, 2016 related to the upfront sale of investment tax credits to non-controlling interest members.

Appendix Table A-2: Reg. G: TerraForm Power, Inc. Reconciliation of Cash flows from operating activities to CAFD

Cash Available for Distribution

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance. In addition, cash available for distribution is used by our management team for internal planning purposes.

We define “cash available for distribution” or “CAFD” as net cash provided by operating activities of Terra LLC as adjusted for certain other cash flow items that we associate with our operations. It is a non-GAAP measure of our ability to generate cash to service our dividends. As used in this news release, cash available for distribution represents net cash provided by (used in) operating activities of Terra LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our renewable energy facilities, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from SunEdison pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by SunEdison pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee. Our intention is to cause Terra LLC to distribute a portion of the cash available for distribution generated by our renewable energy facility portfolio to its members each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business.

The following table presents a reconciliation of cash flows from operating activities to CAFD for the periods presented:

	Quarter Ended December 31,		Three Months Ended March 31,
(In thousands)	2015	2014	2016	2015
Adjustments to reconcile net cash provided by (used in) operating activities to cash available for distribution:
Net cash provided by (used in) operating activities	$28,874	$57,449	$35,274	$(10,609)
Changes in assets and liabilities	(32,375)	(81,289)	6,127	10,544
Deposits into/withdrawals from restricted cash accounts	43,922	19,901	[ ]	2,685
Cash distributions to non-controlling interests	(8,592)	(751)	[ ]	(9,349)
Scheduled project-level and other debt service and repayments	(26,042)	(16,051)	[ ]	(1,246)
Contributions received pursuant to agreements with SunEdison	(243)	5,852	[ ]	6,153
Non-expansionary capital expenditures	(11,258)	—	[ ]	—
Other:
Acquisition and related costs, including affiliate	25,515	9,863	2,743	14,158
Formation and offering related fees and expenses, including affiliate	—	2,041	—	—
Change in accrued interest	(1,975)	2,568	[ ]	8,718
General and administrative expenses - affiliate (a)	12,782	10,361	[ ]	6,027
Non-recurring facility-level non-controlling interest member transaction fees	1,305	11,828	[ ]	2,753
Economic ownership adjustment (b)	12,586	—	[ ]	—
First Wind economic ownership adjustment (c)	4,320	—	[ ]	7,211
Other	3,772	(3,747)	[ ]	1,488
Estimated cash available for distribution	$52,591	$18,025	$44,144	$38,533
—————

(a)
Represents the non-cash allocation of SunEdison's corporate overhead. In conjunction with the closing of the IPO on July 23, 2014, we entered into the MSA with SunEdison, pursuant to which SunEdison provides or arranges for other service providers to provide management and administrative services to us. Cash consideration paid to SunEdison for these services for the quarter and three months ended March 31, 2016 totaled $1.0 million and $1.8 million, respectively. There was seven hundred thousand cash consideration pai

d to SunEdison for these services for the period from July 24, 2014 through March 31, 2015. The cash fees payable to SunEdison will be capped at $7.0 million in 2016 and $9.0 million in 2017. The amount of general and administrative expenses in excess of the fees paid to SunEdison in each year will be treated as an addback in the reconciliation of net cash provided by (used in) operating activities to cash available for distribution.

(b)	Represents economic ownership of certain acquired operating assets which accrued to us prior to the acquisition close date and were treated as purchase price adjustments.

(c)	Represents reimbursement received for network upgrade expenditures for the Regulus Solar portfolio.

Appendix Table A-3: Reg. G: TerraForm Power, Inc. Reconciliation of Operating Revenues to Adjusted Revenue

Adjusted Revenue

We define Adjusted Revenue as operating revenues, net adjusted for non-cash items including unrealized gain/loss on derivatives, amortization of favorable and unfavorable revenue contracts and other non-cash items. We believe Adjusted Revenue is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance. Adjusted Revenue is a non-GAAP measure used by our management for internal planning purposes, including for certain aspects of our consolidating operating budget.

The following table presents a reconciliation of Operating revenues, net to Adjusted Revenue:

	Quarter Ended December 31,		Three Months Ended March 31,
(In thousands)	2015	2014	2016	2015
Adjustments to reconcile Operating revenues, net to adjusted revenue
Operating revenues, net	$109,798	$42,820	$153,917	$70,515
Unrealized loss on derivatives, net (a)	2,268	—	(352)	4,302
Amortization of favorable and unfavorable revenue contracts (b)	2,103	632	10,503	(336)
Other non-cash (c)	(4,404)	(321)	[ ]	156
Adjusted revenue	$109,765	$43,131	$164,068	$74,637
———

(a)	Represents the change in the fair value of commodity contracts not designated as hedges.

(b)	Represents net amortization of favorable and unfavorable revenue contracts included within operating revenues, net.

(c)	Primarily represents deferred revenue recognized for the quarter and three months ended March 31, 2016 related to the upfront sale of investment tax credits to non-controlling interest members.